EXHIBIT 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our Firm under the caption “Interests of Experts”, and to the incorporation by reference in the following Registration Statements:

1.	Registration Statement on Form F-10 no. 333-284746

2.	Registration Statement on Form S-8 no. 333-275418

of Vox Royalty Corp. (the “Company”) and the use herein of our report dated February 20, 2025, with respect to the consolidated balance sheet as of December 31, 2024 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended December 31, 2024 included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Toronto, Canada

March 30, 2026